SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2004

Commission File Number: 333-103019

Geac Computer Corporation Limited

(Translation of registrant’s name into English)

11 Allstate Parkway, Suite 300, Markham, Ontario L3R9T8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

On June 21, 2004, Geac Computer Corporation Limited filed on the SEDAR website maintained by the Canadian Depository for Securities Limited at www.sedar.com a press release issued on June 21, 2004 containing its fourth quarter and full-year financial results for the fiscal quarter and year ending April 30, 2004, a copy of which is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

On June 21, 2004, Geac Computer Corporation Limited filed on the SEDAR website maintained by the Canadian Depository for Securities Limited at www.sedar.com an Overview of Financial Results issued on June 21, 2004 relating to its fourth quarter and full-year financial results for the fiscal quarter and year ending April 30, 2004, a copy of which is attached as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEAC COMPUTER CORPORATION LIMITED

/s/ Jonathan D. Salon
Jonathan D. Salon
Vice President and Deputy General Counsel

Date: June 22, 2004

EXHIBIT INDEX

Number	Title

99.1	Press Release issued on June 21, 2004

99.2	Overview of Financial Results issued on June 21, 2004